                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

X        Annual report pursuant to Section 15(d) of the Securities
-        Exchange Act of 1934 (Fee Required)

         For the fiscal year ended:  June 30, 2002

                                       OR

         Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
-
         For the transition period from:

         Commission file number 0-5888

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                  Amended and Restated Waxman Industries, Inc.
                     Profit Sharing & 401(K) Retirement Plan

B. Name of issuer of the Securities held pursuant to the Plan and the address of its principal executive office:

                             Waxman Industries, Inc.
                                24460 Aurora Road
                           Bedford Heights, Ohio 44146


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                  AMENDED AND RESTATED WAXMAN INDUSTRIES, INC.
                     PROFIT SHARING & 401(K) RETIREMENT PLAN

                              FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2002 AND 2001
                             TOGETHER WITH REPORT OF
                         INDEPENDENT PUBLIC ACCOUNTANTS


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                  AMENDED AND RESTATED WAXMAN INDUSTRIES, INC.

                     PROFIT SHARING & 401(K) RETIREMENT PLAN

                                      INDEX

                             JUNE 30, 2002 AND 2001


Report of Independent Public Accountants

Statements of Net Assets Available for Benefits as of June 30, 2002 and 2001

Statement of Changes in Net Assets Available for Benefits for the Year Ended
         June 30, 2002

Notes to Financial Statements

Schedule H, Part IV, Line 4i - Schedule of Assets Held for Investment Purposes as of June 30, 2002


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                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Waxman Industries, Inc.:


We have audited the accompanying statement of net assets available for plan benefits of the Amended and Restated Waxman Industries, Inc. Profit Sharing & 401(K) Retirement Plan (the Plan) as of June 30, 2002 and 2001, and the related statement of changes in net assets available for plan benefits for the year ended June 30, 2002. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of June 30, 2002 and 2001,and the changes in net assets available for plan benefits for the year ended June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of June 30, 2002 (Schedule H), is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Cleveland, Ohio,
November 5, 2002



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                   AMENDED AND RESTATED WAXMAN INDUSTRIES, INC.
                     PROFIT SHARING & 401(K) RETIREMENT PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                              AS OF               AS OF
                                          JUNE 30, 2002       JUNE 30, 2001
                                         -----------------   -----------------
Assets:
Investments                                     1,696,228           1,700,115
Participant Loans                                  12,968              22,652
Receivable:
       Participant                                                     14,242
       Employer                                                         4,557
                                         -----------------   -----------------
Net assets available for plan benefits          1,709,196           1,741,566
                                         =================   =================



The accompanying notes to financial statements are an integral part of these statements.


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                  AMENDED AND RESTATED WAXMAN INDUSTRIES, INC.
                     PROFIT SHARING & 401(K) RETIREMENT PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                             YEAR ENDED
                                                           JUNE 30, 2002
                                                         ------------------


Additions:
     Additions to net assets attributed to:
        Investment income                                           14,506
                                                         ------------------
                                                                    14,506
                                                         ------------------
     Contributions:
        Participant                                                202,311
        Employer                                                    68,916
        Rollover                                                     2,765
                                                         ------------------
                                                                   273,992
                                                         ------------------
           Total additions                                         288,498
                                                         ------------------
Deductions:
     Deductions from net assets attributed to:
        Net depreciation in fair value of investments:             124,817
        Benefits paid to participants                              188,615
        Administrative expenses                                      7,436
                                                         ------------------
           Total deductions                                        320,868
                                                         ------------------
           Net decrease                                            (32,370)

Net assets available for plan benefits:
     Beginning of year                                           1,741,566
                                                         ------------------
     End of year                                                 1,709,196
                                                         ==================


The accompanying notes to financial statements are an integral part of this statement.

                  AMENDED AND RESTATED WAXMAN INDUSTRIES, INC.

                     PROFIT SHARING & 401(K) RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                             JUNE 30, 2002 AND 2001



1.   SUMMARY OF PLAN:

The following description of the Amended and Restated Waxman Industries, Inc. (the Company) Profit Sharing & 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more comprehensive description of the Plan's provisions.

GENERAL

The Plan is a defined contribution profit sharing plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

TRUSTEE AND CUSTODIAN

The trustee and the custodian of the Plan are a committee designated by Waxman Industries, Inc. and ING Life Insurance and Annuity Company (ING), respectively. The Plan's custodian maintains all records of investment transactions and determines the valuation of the investment portfolio.

ELIGIBILITY

Certain employees of the Company and its subsidiaries are eligible to participate in the Plan provided they are at least 21 years of age and have completed three months of service with the Company, as defined in the plan agreement.

PARTICIPANT AND EMPLOYER CONTRIBUTIONS

Participants may defer up to 15% of their pretax compensation by making contributions to the Plan, subject to certain limitations. Participants may direct the allocation of their contributions to various investment options. Participants have the option to transfer cumulative balances, except those relating to prior Company contributions, between investment options.

The Company may make discretionary matching contributions to the Plan. Currently, the match is $.50 per every $1.00 contributed by the participant, with the maximum Company match being 4% of the participant's annual compensation, as defined in the plan agreement. The amount of the Company contributions made to the Plan is limited by the Internal Revenue Code and is determined at the discretion of the Board of Directors of the Company. Company contributions are allocated to the accounts of eligible participants, on a monthly basis, as established in Section 3.01 of the Plan.


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PARTICIPANT ACCOUNTS AND VESTING

The Plan provides for the establishment and maintenance of several accounts for each participant that represent, in total, the participant's equity in the net assets of the Plan. The individual participant accounts distinguish funds attributable to participant deferral contributions and Company contributions made on the participant's behalf. Participant accounts are credited with the participant's allocation of investment earnings and are charged with the participant's allocation of transaction costs. Allocations are based on the ratio of the participant's balance in the fund to the total fund balance.

Participants are immediately vested in the value of their contributions plus earnings thereon. Participants vest in Company contributions plus earnings thereon ratably over five years of service and are fully vested after five years of service, as defined.

DISTRIBUTION OF BENEFITS

Distributions to participants generally commence at age 60, or earlier in cases of death or disability. The form of payment is designated by the participant. Earlier distributions of vested benefits may be made for participants who leave the Company prior to retirement.

PARTICIPANT LOANS

Participants may borrow from their accounts a maximum amount equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from one to five years or up to twenty-five years for the purchase of a primary residence. Loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates, as determined quarterly by the Plan's administrator, plus one percent. Interest rates on loans outstanding as of June 30, 2002 are 9.5%. Principal and interest payments on participant loans are paid ratably through monthly payroll deductions.

FORFEITURES

Forfeitures are used to reduce the contributions of the Company or to pay the administrative expenses of the Plan, at the Company's discretion. In the current year, forfeitures amounted to $6,033. The balance of unused Forfeitures is $30,373. These funds will be used to reduce administrative expenses or reduce the employee match contribution.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company may amend or terminate the Plan at its discretion, subject to applicable Internal Revenue Service and ERISA regulations. The rights of all participants to benefits accrued prior to any such termination are nonforfeitable.

INVESTMENT OPTIONS

Investment options as of June 30, 2002 include the following:

ING FIXED ACCOUNT

ING Fixed Account is invested in interest-bearing contracts or other arrangements issued by life insurance companies or other financial institutions.


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ING SERIES MONEY MARKET FUND

ING Series Money Market Fund is invested in high-quality money market instruments.

ING ASCENT FUND

ING Ascent Fund is invested primarily in equity securities with some fixed-income securities with the objective of capital appreciation.

ING CROSSROADS FUND

ING Crossroads Fund is invested primarily in equity securities with some fixed-income securities with the objective of income and capital appreciation (realized and unrealized).

ING LEGACY FUND

ING Legacy Fund is invested primarily in fixed-income securities with some equity securities with the objective of providing a consistent return with preservation of capital.

ING INDEX PLUS LARGE CAP FUND

ING Index Plus Large Cap Fund is invested in large cap equity securities with the objective of outperforming the S&P 500.

ING GROWTH FUND

ING Growth Fund is invested in common stocks and securities convertible into common stocks that are believed to offer growth potential.

FIDELITY ADVISOR GROWTH OPPORTUNITIES FUND

Fidelity Advisor Growth Opportunities Fund is invested primarily in common stocks and securities convertible into common stocks.

NEUBERGER & BERMAN GENESIS TRUST

Neuberger & Berman Genesis Trust is invested primarily in common stocks of companies with small market capitalizations with the objective of capital appreciation.

NEUBERGER & BERMAN GUARDIAN TRUST

Neuberger & Berman Guardian Trust is invested primarily in common stocks of long-established, high-quality companies.

NEUBERGER & BERMAN FOCUS TRUST

Neuberger & Berman Focus Trust is invested primarily in value-oriented common stocks, selected from 13 multi-industry sectors of the economy, with no more than 6 sectors selected which are believed to be undervalued.

EVERGREEN FOUNDATION FUND

Evergreen Foundation Fund is invested in at least 25 percent debt securities and the remainder will be invested in equity securities, including up to 15 percent in investments related to real estate.


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TEMPLETON FOREIGN FUND

Templeton Foreign Fund is invested primarily in equity securities and debt obligations of companies and governments located outside the United States with the objective of long-term capital growth.

JANUS WORLDWIDE FUND

Janus Worldwide Fund is invested primarily in common stocks on a worldwide basis in companies and organizations of any size, regardless of country of organization or place of principal business activity with the objective of long term growth of capital.

JANUS FLEXIBLE INCOME FUND

Janus Flexible Income Fund is invested primarily in a wide variety of income-producing securities such as corporate bonds and notes, government securities, preferred stocks, income-producing common stocks and debt securities that are convertible or exchangeable into equity securities.

The following investment options make up 5% or greater of the total net assets available for plan benefits as of June 30, 2002 and 2001:

                                            June 30, 2002   June 30, 2001
ING Fixed Account                              $248,337        $219,133
ING Ascent Fund                                 145,742         146,097
ING Crossroads Fund                             164,676         170,398
ING Index Plus Large Cap Fund                   198,632         264,140
ING Series Money Market Fund                    117,931         130,432
Neuberger & Berman Genesis Trust                215,495         168,380
Neuberger & Berman Focus Fund                    87,629          93,008
Fidelity Advisor Growth Opportunities Fund      149,584         162,286
Templeton Foreign Fund                          114,344          99,727
Janus Worldwide Fund                                N/A         104,584

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF ACCOUNTING

The accompanying financial statements are prepared on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

ADMINISTRATIVE EXPENSES

Fees of the custodian, legal counsel and auditors of the Plan are paid by the Company and thus are not reflected in the accompanying financial statements. Costs specific to various investment transactions are paid directly by the Plan and are reflected in the accompanying statement of changes in net assets available for plan benefits.


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INVESTMENTS

The investments of the Plan are maintained by ING. Except for the ING Fixed Account (Note 3), investments are valued at their market values in the accompanying financial statements. In general, market values are estimated by ING based on market conditions and the characteristics of the funds' holdings, such as quality ratings, quotations obtained from national securities exchanges, brokerage houses or other investment authorities. The investment vehicles are credited with actual earnings on the underlying investments and charged for distributions and transaction costs on a daily basis. As a result, the records of ING are based solely on the market values of the investments. Therefore, the accompanying statement of changes in net assets available for plan benefits does not reflect separate accounting for unrealized appreciation or depreciation of investments, investment earnings and realized gains or losses.

3.   INVESTMENT CONTRACTS:

The ING Fixed Account invests in investment contracts that are fully benefit-responsive. In accordance with the American Institute of Certified Public Accountants' Statement of Position 94-4, " Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans," the Plan values these investment contracts at contract value. As of June 30, 2002, the contract value of these investment contracts approximates fair value. The average yield for the investment contracts was 5.25% for the period from July 1, 2001 to June 30, 2002 and the crediting interest rate as of June 30, 2002 was 5.25%.

4.   TAX STATUS:

The Plan obtained its latest determination letter on November 21, 1996, in which the Internal Revenue Service stated that the Plan, as amended and restated, was in compliance with the applicable requirements of the Internal Revenue Code to qualify for tax-exempt status.

The Plan's management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan was qualified and the related trust was tax exempt as of June 30, 2002. Accordingly, income taxes have not been provided in the accompanying financial statements. Annually, informational returns are prepared and filed with the Internal Revenue Service.

5.   INFORMATION CERTIFIED BY THE CUSTODIAN:

Information on investments held and their market/contract values, as presented in the accompanying statements of net assets available for plan benefits, and on interest income and investment depreciation, as presented in the accompanying statement of changes in net assets available for plan benefits, has been certified by the custodian as being accurate and complete.

6.   PARTY-IN-INTEREST TRANSACTIONS:

There were no prohibited transactions with a party-in-interest, as defined by ERISA. ING is the custodian of the plan assets and qualifies as a party-in-interest.

7.  SUBSEQUENT EVENT:

On July 1, 2002 the Company changed trustees to Security Trust Company and changed custodian to Ceridian Retirement Plan Services. In addition, the Plan was amended to comply with tax law changes.


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                                                                      SCHEDULE H

                  AMENDED AND RESTATED WAXMAN INDUSTRIES, INC.

                     PROFIT SHARING & 401(K) RETIREMENT PLAN

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                     FORM 5500, SCHEDULE H, PART IV, LINE 4i

                                  JUNE 30, 2002

                   EMPLOYER IDENTIFICATION NUMBER: 34-0899894

                                PLAN NUMBER: 001


(a)                 (b)                                       (c)                                   (d)                 (e)
                IDENTITY OF                        DESCRIPTION OF INVESTMENT                       COST               MARKET/
                   ISSUER                                                                                         CONTRACT VALUE
             -------------------    --------------------------------------------------------   --------------    ------------------
 *           ING:                   ING Fixed Account                                               N/A                   $248,337
 *                                  ING Series Money Market Fund                                    N/A                    117,931
 *                                  ING Ascent Fund                                                 N/A                    145,742
 *                                  ING Crossroads Fund                                             N/A                    164,676
 *                                  ING Legacy Fund                                                 N/A                     31,825
 *                                  ING Index Plus Large Cap Fund                                   N/A                    198,632
 *                                  ING Growth Fund                                                 N/A                      1,015
                                    Fidelity Advisor Growth Opportunities Fund                      N/A                    149,584
                                    Neuberger & Berman Genesis Trust                                N/A                    215,495
                                    Neuberger & Berman Guardian Trust                               N/A                     67,446
                                    Neuberger & Berman Focus Trust                                  N/A                     87,629
                                    Templeton Foreign Fund                                          N/A                    114,344
                                    Janus Worldwide Fund                                            N/A                     82,093
                                    Janus Flexible Income Fund                                      N/A                     61,034
                                    Evergreen Foundation Fund                                       N/A                     10,445
 *           Participant            Participant Loans (9.5% interest rates)
             Loans:                                                                                 N/A                     12,968
                                                                                                                 -----------------
                                                                                                                        $1,709,196
                                                                                                                 =================

*Indicates a party in interest